Exhibit 99.1

Igal Rotem, High-Tech Entrepreneur and ex-CEO of Nasdaq Companies,

Joins Nano Dimension’s Board of Directors

Sunrise, Florida, February 15, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), announced today the appointment of Mr. Igal Rotem to the Board of Directors of the Company (the “Board”), effective immediately. Mr. Rotem will replace Dr. Eli David, who resigned from the Board, but will continue to serve as the Chief Technology Officer of the Company, leading the Company’s Artificial Intelligence, Deep Learning and Machine Learning technologies.

Since 2010, Mr. Rotem has served as the Chairman and later as the Chief Executive Officer of Finaro Bank (formerly known as Credorax), a principal member of Visa and MasterCard Europe, and a licensed bank. Finaro offers a unified digital automated and interactive Acquiring and Payment Processing solution to E-commerce and M-commerce merchants and Payment Service Providers (PSPs). Over the past few years, as a CEO, Mr. Rotem has led the company to profitability and steady growth of 40% year-over-year, making Finaro one of the fastest-growing members of Visa and MasterCard in the world.

Mr. Rotem is also the former Founder and Chief Executive Officer of PowerDsine, which invented and sold Power over Ethernet (PoE) technology chipsets and solutions. Mr. Rotem increased PowerDsine’s international customer base, including HP Inc., 3Com Corporation, CISCO Systems (Nasdaq: CSCO), and others. He then initiated and executed the initial public offering of PowerDsine on Nasdaq and the acquisition of PowerDsine three years later by Microsemi Corporation (Nasdaq: MSCC).

Mr. Rotem was also the General Manager of Butterfly Communication, which was the leader in developing short-distance wireless communication which later became known as Bluetooth technology. The company was one of the world’s pioneers in providing Bluetooth semiconductors solutions to early market adopters and was acquired by Texas Instruments (Nasdaq:TXN).

Mr. Rotem has an MBA in Technology Management, Industrial Management Marketing and Finance from Tel Aviv University, and a B.Sc. in Electrical Engineering from Tel Aviv University. He was awarded the Ernst & Young 2004 Entrepreneur of the Year.

Mr. Yoav Stern, Nano Dimension’s Chairman and Chief Executive Officer, commented, “Igal is a unique entrepreneur with a multi-disciplinary background, spanning from advanced electronics technologies to fintec and transactional software and hardware. He is a highly experienced executive and serial entrepreneur with extensive business development, sales management, and strategic business planning skills. He successfully spearheaded companies through entire lifecycle stages: start-up, accelerated growth, turnaround, initial public offering on Nasdaq, joint venture, and M&A. Igal is who we need to enhance Nano Dimension’s Board knowledge and support for our unique development pattern. I am convinced that Igal will add substantial value to our board and our management.”

Mr. Stern added, “We thank Dr. Eli David for his tenure on our Board. Eli is continuing with his important work in the Company, leading the highly intensive projects of implementing Artificial Intelligence, Deep Learning and Machine Learning technologies into our various 3D-Printing Systems to improve yield and throughput as we advance toward machines for manufacturing of 3D parts.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Mr. Rotem’s expected contributions to the Company. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

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